SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


05069714

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


1-15571
RECD S.E.C.
OCT 21 2005
1086

For the Fiscal Year Ended December 31, 2004

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan and Trust
829 Industrial Boulevard
Ellijay, Georgia 30540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Appalachian Bancshares, Inc.
829 Industrial Boulevard
Ellijay, Georgia 30540



APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN

Financial Statements

December 31, 2004 and 2003

CONTENTS

Schauer Taylor Cox Vise & Morgan, P.C.



Schauer Taylor Cox Vise& Morgan, P.C.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's *Rules and Regulations for Reporting and Disclosure* under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama
June 13, 2005

/s/ Schauer Taylor Cox Vise & Morgan, P.C

Schauer Taylor Cox Vise & Morgan, P.C.

Telephone – 205.822.3488
Fax – 205.822.3541 or 205.822.0645
150 Olde Towne Road
Birmingham, Alabama 35216
Wats – 800.466.3488
www.schauertaylor.com

APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

Assets	***2004***	2003
Investments at Fair Value		
Cash and money market funds	***$ 335,507***	$ 246,469
Mutual funds and collective trusts	***366,937***	277,031
Sponsor company common stock	***4,425,680***	3,672,444
Participant loans	***59,081***	24,980
Total Investments at Fair Value	***5,187,205***	4,220,924
Receivables		
Employer's contribution receivable	***361,600***	338,329
Employee contribution receivable	***314***	202
Accrued income	***430***	175
Total Receivables	***362,344***	338,706
Total Assets	***5,549,549***	4,559,630
Liabilities		
Other liabilities	***1,994***	1,730
Total Liabilities	***1,994***	1,730
Net Assets Available for Benefits	***$ 5,547,555***	$ 4,557,900

See notes to financial statements

APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2004 and 2003

		2004		2003
Additions To Net Assets Attributed To:				
Investment Income				
Interest and dividends	$	14,498	$	4,861
Net realized and unrealized appreciation in fair value of investments		444,868		335,099
Total Investment Income		459,366		339,960
Contributions				
Employer contributions		361,600		338,329
Employee contributions		306,913		241,769
Rollover contributions		6,526		28,376
Total Contributions		675,039		608,474
Total Additions		1,134,405		948,434
Deductions From Net Assets Attributed To:				
Plan benefit payments		122,860		17,640
Trustee fees		21,890		18,092
Total Deductions		144,750		35,732
Net Increase		989,655		912,702
Net Assets Available for Benefits – Beginning of Year		4,557,900		3,645,198
Net Assets Available for Benefits – End of Year	$	5,547,555	$	4,557,900

See notes to financial statements

APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 1 – Summary of Significant Accounting Policies

The Gilmer County Bank Board of Directors authorized the adoption of the Georgia Bankers Association's Master Section 401(k) Profit Sharing Plan and Trust Adoption Agreement as the Gilmer County Bank's 401(k) Plan effective January 1, 1995. The Gilmer County Bank Section 401(k) Profit Sharing Plan was amended on April 22, 1997. Appalachian Bancshares, Inc. (the "Company") became the adopting company and sponsor of the Gilmer County Bank Section 401(k) Profit Sharing Plan, which was renamed the "Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan."

On December 1, 1998, the Company purchased First National Bank of Union County. Effective with this purchase, the Company signed a joinder agreement and amended the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust whereby the employees of First National Bank of Union County became fully participating members of that plan, with prior years of service being considered for eligibility requirements. For purposes of determining the vested percentage of the matching and profit sharing accounts, the date of the acquisition shall be used.

On October 1, 2001, the Company adopted the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust. Pentegra Group, Inc. ("Pentegra") provides administrative services to the Plan through third–party contracts. The Plan is a defined contribution plan covering all full–time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one–year service requirement for eligibility for employer matching and profit–sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended on October 15, 2002, and November 19, 2002. The first amendment was to conform language in the Plan to adhere to current regulatory provisions. The second amendment sets a minimum age for employees to be eligible as Plan participants.

Basis of Accounting – The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's *Rules and Regulations for Reporting and Disclosure* under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies – Continued

Administrative Expenses – The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Valuation and Income Recognition – The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over–the–counter market and listed securities for which no sale was reported on that date or in which recent trades are too few to properly reflect true market value are valued at either the last reported bid price or an average of recent sales, whichever is considered a more appropriate estimation of fair value. The Company's common stock is valued at its most recent market price, as determined by a third–party valuation. Purchases and sales of securities are recorded on a trade–date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex–dividend date.

Tax Status – The Internal Revenue Service (the "IRS") has informed Pentegra, by a favorable approval letter dated March 6, 2003 (the "Favorable Approval Letter"), that the Pentegra Services, Inc. Prototype Non–Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the "IRC") for use by employers for the benefit of their employees. The favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC.

The Plan filed the required Schedule H with the IRS in 2004 subsequent to filing Schedule I in prior years due to being a "small plan." Schedule H, Financial Information or Schedule I, Financial Information – Small Plan, is a required schedule to the IRS Form 5500 and is filed as an attachment under Section 104 of ERISA and Section 6058(a) of the IRC. Schedule H does require the filing of supplemental schedules in order to comply with the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA and therefore such supplemental schedules are a required part of these financial statements. An audit is required because the Plan's sponsor company stock is registered with the Securities and Exchange Commission ("SEC") and files applicable reports to the SEC.

Related Party Transactions – Certain investments are shares of the Company's common stock and qualify as party–in–interest (see Note 4).

Non–participant Directed Investment – The majority of the Plan's common stock is non–participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.

Note 1 – Summary of Significant Accounting Policies – Continued

Risks and Uncertainties – Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances, and the amounts reported in the statements of net assets available for benefits.

Note 2 – Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation – Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions – Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, and Company common stock as investment options for participants. Profit–sharing amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested directly in the Company's common stock. Contributions are subject to certain limitations.

Allocation of Benefits – Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 1,000 hours of employment (250 hours of employment if the contribution determination period is a period of 3 months), or retired, died or became totally and permanently

Note 2 – Description of the Plan – Continued

disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant's accounts pursuant to the Plan.

Vesting – Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

Years of Credited Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant's account (not to exceed 50% of the participant's vested account) and bear interest at the Barron's Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments – Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump–sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump–sum distribution. Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts – Forfeited accounts will be reallocated to participants in the same manner as employer contributions.

Note 2 – Description of the Plan – Continued

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options – Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

S&P Stock Fund
Stable Value Fund
S&P Midcap Stock Fund
Money Market Fund
Government Bond Fund
International Stock Fund
Income Plus Asset Allocation Fund
Growth & Income Asset Allocation Fund
Growth Asset Allocation Fund
Appalachian Bancshares, Inc. Stock Fund
S&P 500/ Growth Stock Fund
S&P 500/ Value Stock Fund
Russell 2000 Stock Fund
Nasdaq 100 Fund

Voting Rights – All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.

Note 3 – Investments

The following presents investments at December 31, 2004 and 2003 that represent 5% or more of the net assets of the Plan:

	2004	2003
Appalachian Bancshares, Inc. Common Stock, 276,605 and 253,272 shares, respectively	*$ 4,425,680*	$ 3,672,444

Note 3 – Investments – Continued

During 2004 and 2003, the investments by the Plan (including gains and losses on investments sold during the year) appreciated in value by $444,868 and 335,099, respectively, as follows:

	2004	2003
Mutual funds and collective trusts	$ 29,961	$ 47,301
Common stock	414,907	287,798
	$ 444,868	$ 335,099

Note 4 – Party–in–Interest Transaction

At December 31, 2004 and 2003, the Plan held investments in the Company's common stock valued at $4,425,680 and $3,672,444, respectively. During 2004 and 2003, the Plan's investment in the Company's common stock had recognized appreciation of $414,907 and $287,798, respectively.

SUPPLEMENTAL SCHEDULES

APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2004

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost		(e) Current Value
Mutual Funds:				
Barclays Global Investors Equity Index/S&P 500	3,263 shares	N/A **	$	55,574
Barclays Global Investors Midcap	3,775 shares	N/A **		95,320
Barclays Global Investors Government/Money Market	54,476 shares	N/A **		54,476
Barclays Global Investors Bond/20 + TSY	707 shares	N/A **		13,503
Barclays Global Investors Stable Value	1,512 shares	N/A **		23,195
Barclays Global Investors International Fund	343 shares	N/A **		7,299
Barclays Global Investors Income Plus Fund	1,401 shares	N/A **		21,905
Barclays Global Investors Growth and Income Fund	2,938 shares	N/A **		46,269
Barclays Global Investors Growth Fund	1,778 shares	N/A **		26,899
Barclays Global Investors S&P 500/Value	3,702 shares	N/A **		44,907
Barclays Global Investors S&P 500/Growth	1,053 shares	N/A **		9,169
Barclays Global Investors Russell 2000	631 shares	N/A **		10,201

Barclays Global Investors Nasdaq 100 Index Fund	2,235 shares	N/A **	12,696

APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES – CONTINUED

Form 5500, Schedule H, Item 4(i)
Sponsor EIN 58–2242407, Plan Number 001

December 31, 2004

	(a), (b) Identity of Issue and Asset Description	(c) Description		(d) Cost		(e) Current Value
	Common Stock:					
*	Appalachian Bancshares, Inc. Common Stock	276,605 shares	$	2,177,848	$	4,425,680
*	Appalachian Bancshares, Inc. Money Market–Escrow Funds			281,031		281,031
	Participant Loans	Four loans at 5.0% to 6.0% maturing from 2007 to 2009.		—		59,081
			$	2,458,879	$	5,187,205

* Indicates a party–in–interest
** Cost information has been omitted for participant directed investments

APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

SCHEDULE OF REPORTABLE TRANSACTIONS *

Form 5500, Schedule H, Item 4(j)
Sponsor EIN 58-2242407, Plan Number 001

December 31, 2004

(a), (b) Identify of Issue and Asset Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)
Appalachian Bancshares, Inc. Common Stock	$ 338,329	$ —	$ 338,329	$ 338,329	$ —

* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

REQUIRED INFORMATION

Financial Statements

4. In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2004 and 2003 are presented on pages 1 through 9.

Exhibits. The following exhibits are filed with this statement:

Exhibit No.	Description
23	Consent of Schauer Taylor Cox Vise & Morgan, P.C.
99.1	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust

Appalachian Bancshares, Inc., as Trustee

Date: June 29, 2005

By: /s/ Tracy R. Newton

Tracy R. Newton, Plan Administrator

EXHIBITS

To

APPALACHIAN BANCSHARES, INC.
EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

Year Ended December 31, 2004

Exhibit Index

Exhibit No.	Description
23	Consent of Schauer Taylor Cox Vise & Morgan, P.C.
99.1	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.

Exhibit 23

CONSENT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan and Trust
Ellijay, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S–8 of our report dated June 13, 2005, relating to the financial statements of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust appearing in the Plan's Annual Report on Form 11–K for the year ended December 31, 2004.

Birmingham, Alabama
June 24, 2005

/s/ Schauer Taylor Cox Vise & Morgan, P.C.

Schauer Taylor Cox Vise & Morgan, P.C.

Exhibit 99.1

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Exhibit 99.1

***CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES–OXLEY ACT OF 2002***

In connection with the Annual Report of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11–K, for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Tracy R. Newton, Plan Administrator, does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

By: /s/ Tracy R. Newton

Tracy R. Newton
Plan Administrator

Date June 29, 2005